November 19, 2025

Stuart P. Johnson
Chief Executive Officer
Social Commerce Partners Corp
5717 Legacy Drive, #250
Plano, TX 75024

        Re: Social Commerce Partners Corp
            Draft Registration Statement on Form F-1
            Submitted September 5, 2025
            CIK No. 0002083143
Dear Stuart P. Johnson:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted September 5, 2025
Cover Page

1. Please provide a cross-reference to all relevant sections in the prospectus for disclosures related to compensation, as required by Item 1602(a)(3) of Regulation S-
       K.
Prospectus Summary
Potential Additional Financings, page 14

2. Please revise this section to address the private financing you are contemplating currently with your IPO, as disclosed on your cover page.
 November 19, 2025
Page 2
Risk Factors, page 48

3. We note your disclosure on page 17 that your sponsor may surrender or forfeit, transfer or exchange our founder shares, private units or any of our other securities.
       Please add risk factor disclosure regarding the fact that your sponsor may remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

Dilution, page 101

4. Please revise the sub-totals labled "total" in the second and third portions of the table on page 102 to indicate that the amounts represent net tangible book value, as adjusted, and total shares, as adjusted, respectively.
Sponsor Information, page 118

5. Please disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K.
General

6. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

       Please contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Taylor Beech at 202-551-4515 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services